UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42903

REPUBLIC POWER GROUP LIMITED

#04-09 Techplace II, 5008 Ang Mo Kio Ave 5

Singapore, 569874

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Entry Into Material Definitive Agreements

On April 7, 2026, Republic Power Group Limited (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with True Sage International Limited., a British Virgin Islands company and an existing shareholder of the Company, which is wholly owned by the Company’s Chairman of the board of directors, Hao Feng Ng (“Affiliate”). Pursuant to the Securities Purchase Agreement, the Affiliate agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Affiliate, an aggregate of 688,073 Class B ordinary shares of the Company, par value US$0.0125 per share (“Class B Ordinary Shares”), for a purchase price of US$1.00 per share, which represents a premium to the trading range of the Company’s Class A ordinary shares on Nasdaq (“Class A Ordinary Shares”, together with Class B Ordinary Shares, the “Ordinary Shares”) prior to the date of the Securities Purchase Agreement. The gross proceeds from this offering are $688,073.

The transaction contemplated by the Securities Purchase Agreement was closed on April 10, 2026. The 688,073 Class B Ordinary Shares were issued in accordance with Regulation S under the Securities Act of 1933, as amended. The entry into the Securities Purchase Agreement and the consummation of the transaction contemplated thereby have been approved by the Company’s audit committee of the board of directors on April 7, 2026 and ratified by the board of directors on April 9, 2026.

Immediately following the closing of the transaction contemplated by the Securities Purchase Agreement, the Affiliate beneficially owns 505,664 Class A Ordinary Shares and 693,073 Class B Ordinary Shares, representing approximately 33.33% of the aggregate voting power of the Company’s outstanding Ordinary Shares as of April 10, 2026.

The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by, such document. A copy of the Securities Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Republic Power Group Limited

Date: April 14, 2026	By:	/s/ Ziyang Long
	Name:	Ziyang Long
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement dated April 7, 2026 by and between Republic Power Group Limited and True Sage International Limited

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